Exhibit 99.2

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

PROXY FOR A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To Be Held on November 11, 2025 at 9 P.M. (Eastern Time)

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS A ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than the close of business on November 6, 2025, Eastern Time.

Proposal of the Class A Meeting: Increase of the Voting Rights of Class B Ordinary Shares

By an ordinary resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B ordinary share of a par value of US$0.000001 each of the Company be increased to two hundred (200) votes on all matters subject to vote at general meetings of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICE BY MARKING THE APPROPRIATE BOXE. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal of the Class A Meeting: Increase of the Voting Rights of Class B Ordinary Shares

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class A Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE BY EMAIL: Please email your signed proxy card to proxy@transhare.com

TO VOTE BY MAIL: Please sign, date and mail to

17755 US Highway 19 N, Suite 140

Clearwater FL 33764

Attention: Transhare Corporation Proxy Team

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class A Ordinary Shares

Signature of Joint Shareholder of Class A Ordinary Shares

Dated: